SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: MassMutual High Income Investors Fund

Address of Principal Business Office:

c/o Babson Capital Management LLC

1500 Main Street

Springfield, Massachusetts, 01115

Telephone Number: 413-226-1510

Name and address of agent for service of process:

John Deitelbaum

c/o MassMutual Life Insurance Company

1295 State Street

Springfield, Massachusetts, 01111

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes  ☒    No  ☐

SIGNATURES

A copy of the Agreement and Declaration of Trust of MassMutual High Income Investors Fund is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trust by an officer or Trustee of the Trust in his or her capacity as an officer or Trustee of the Trust and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers, or shareholders individually but are binding only upon the assets and property of the Trust.

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Springfield and the State of Massachusetts on the 19th day of August, 2005.

Attest:	/s/ James M. Roy	By:	/s/ Clifford M. Noreen
Name:	James M. Roy	Name:	Clifford M. Noreen
Title:	Treasurer	Title:	President